Exhibit 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions except ratios)

	Six Months Ended Dec. 27, 2008	Fiscal Year
		2008	2007	2006	2005	2004
Fixed charges:
Interest expense	$87	$187	$261	$302	$282	$266
Interest portion of rental expense	24	49	44	46	40	40

Total fixed charges before capitalized interest	111	236	305	348	322	306
Capitalized interest	5	18	20	20	9	9

Total fixed charges	$116	$254	$325	$368	$331	$315

Earnings available for fixed charges:
Income before income taxes—continuing operations	$326	$160	$429	$189	$746	$824
Less undistributed (income) loss in minority owned companies	(3)	(1)	(1)	—	1	1
Add minority interest in majority-owned subsidiaries	7	10	8	6	5	4
Add amortization of capitalized interest	6	12	11	13	15	11
Add fixed charges before capitalized interest	111	236	305	348	322	306

Total earnings available for fixed charges	$447	$417	$752	$556	$1,089	$1,146

Ratio of earnings to fixed charges	3.9	1.6	2.3	1.5	3.3	3.6